

June 9, 2010

Via U.S. mail

Jianzhong Zuo
Chairman, Chief Executive Officer, President
LianDi Clean Technology Inc. c/o Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

Re: **LianDi Clean Technology Inc.**
          Amendment No.1 to Registration Statement on Form S-1
          Filed on: May 24, 2010
          File No.: 333-165755

Dear Mr. Zuo:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your analysis as to how you determined your smaller company reporting status. For guidance, please see Rule 405 of Regulation C.

2. Please be advised that if you seek effectiveness prior to providing updated annual audited financial statements, you should comply with each of the following in your next amendment:

    - demonstrate and confirm to us that you meet each of the requirements of Rule 8-08(b) of Regulation S-X;

- provide a recent developments section that summarize and discusses the results of your recently completed quarter; and

- include historical financial statements and related disclosures for Remediation Services (since it is the "registrant") for all periods required by Article 8 of Regulation S-X.

3. Please be advised that if you provide updated annual audited financial statements, you still need to determine if historical financial statements for Remediation Services are required by Rule 8-04 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 26

4. Please further enhance your MD&A disclosures to indicate whether you have signed any contracts with 'strategic' customers during the periods presented. Please discuss the extent of these customers and quantify and explain how they impacted or are expected to impact your gross margins.

Liquidity and Capital Resources, page 31

5. We note your enhanced disclosures regarding account and note receivables on page 28 in response to comment 15 of our letter dated April 23, 2010. Please quantify and disclose days sales outstanding for each period presented and discuss the factors that caused changes between the periods. Also, please quantify and discuss any material receivables that are outstanding greater than 180 days as of March 31, 2009 and December 31, 2009.

6. We note your disclosures in response to comment 17 of our letter dated April 23, 2010. Please revise your disclosures to better explain why you are unable to provide any estimate of the amount of proceeds you intend to use to build and develop a new manufacturing facility. Please disclose and discuss the capacity and current utilization of your existing facilities and address your plans regarding the new facility. Also, since it appears to us that the shareholder loans are due on demand, please disclose how you intend to repay these loans and disclose if you have received any commitments from the shareholders not to demand repayment of the loans.

Net Cash Provided by (used in) financing activities, page 33

7. We note that you revised the disclosure and filed Exhibit 10.14 in response to comment 21 of our letter dated April 23, 2010. Please revise your disclosure to include a description of the material terms of the loan agreement with SJ Asia Pacific Limited, such as the actual annual interest rate (5%); the maturity date (June 30, 2010); and any late payment penalties.

Description of The Business, page 35

Our Competitive Strengths, page 41

8. We note your revised disclosure in response to comment 22 of our letter dated April 23, 2010. We note that in this section of the filing you continue to make use of subjective language in describing your competitive strengths. For example, you describe your workforce as "Elite" (page 42), your products as "world-renowned" and the manufacturers with which your source your products from as "world-famous." Please revise your language to provide a more objective standard of your business advantages.

Client Relationship Advantages, page 41

9. We note your revised disclosures in response to comment 26 of our letter dated April 23, 2010. However, with respect to your client contracts, your disclosure does not include a brief narrative of the material terms of such contracts. For example, we note that the agreement with Petrochemical International Co. Ltd. (Exhibit 10.7) contains a penalty clause of up to 10% of the contract value (see Section 8). With respect to the contracts with your suppliers discussed on page 42, we note that your disclosure of the material terms of the Deltavalve contract does not indicate the minimum purchase goal requirement (see Appendix A to Exhibit 10.10). Please revise your disclosure accordingly, and consider adding appropriate risk factor disclosure regarding the noted penalty clause to the extent that such penalties may impose a material risk on your business. Please ensure that all material contracts are filed in definitive form (i.e., Form of Rotork Authorization letter (Exhibit 10.9) is still incomplete).

Plan of Distribution, page 78

10. We note your response to comment 34 of our letter dated April 23, 2010. Unless Syndicated Capital, Inc., Brill Securities, Meyer Associates LP and SHP Securities received the shares that they are offering for resale as underwriter compensation, each of these broker-dealers must be identified in the filing as an underwriter. Please note that it is not sufficient to state that they may be underwriters. Please revise the registration statement accordingly.

Consolidated Financial Statements
Note 3 – Restricted Cash, page F-18 and page F-42

11. We note your response to comment 42 of our letter dated April 23, 2010; however, to the extent that the restricted cash is collateral for your credit facilities, it remains unclear to us why you believe presenting changes in restricted cash in investing cash flows is appropriate. Please clarify or revise.

Note 6 – Prepaid Expanses and Other Current Assets, page F-18
Note 7 – Prepaid Expanses and Other Current Assets, page F-43

12. We note your response to comment 43 of our letter dated April 23, 2010; however, please explain to us the specific facts and circumstances related to why you entered into this customer loan and tell if or how the loan related to sales to this customer. Also, please tell us where the cash payments and receipts related to this loan are presented in the statements of cash flows.

Note 9 – Intangible Assets, page F-19
Note 10 – Intangible Assets, page F-44

13. Please clarify whether you paid for the software by March 31, 2010.

14. We note your disclosure in Note 9 that "[t]he agreement provides that the purchase price shall be based on the valuation of RMB40,800,000 (or $5,941,459) performed by a third-party appraisal firm." As the third-party appraisal firm appears to be an expert for purposes of Rule 436 under the Securities Act of 1933, as amended, please identify the firm by name and file as an exhibit to the registration statement a written consent from such firm in which the firm consents to being named in the registration statement. Alternatively, you may simply omit the reference to the firm in Note 9.

Note 18 – Subsequent Events, page F-26
Note 19 – Subsequent Events, page F-50

15. We note your responses to comments 47 and 48 of our letter dated April 23, 2010. Please revise your disclosures to address your accounting for these arrangements.

Unaudited Pro Forma Financial Statements, page F-52

16. We note your response to comment 51 of our letter dated April 23, 2010; however, it is not clear to us why you have not included the impact of the private placement in the pro forma financial statements. Please advise or revise.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mitchell S. Nussbaum, Esq. (Via Facsimile @ (212) 504-3013)
        David J. Levine, Esq. (Via Facsimile @ (212) 898-1184)
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154